Exhibit 99.1

The Nasdaq Stock Market, Inc.	D:	+852 3656 6054
Listing Qualifications	E:	nathan.powell@ogier.com
9600 Blackwell Road	D:	+852 3656 6061
Rockville, MD 20850	E:	florence.chan@ogier.com
United States of America

Reference: FYC/AGC/513120.00001

30 March 2026

Dear Sirs and/or Madams

We act as Cayman Islands counsel to Real Messenger Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Company”).

The Company has advised us that the board of directors of the Company has approved on 16 March 2026 that it may follow its Cayman Islands practices in lieu of rule 5635 of the Nasdaq Stock Market LLC Rules (the Rule), pursuant to which each Nasdaq-listing company shall obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) a 20% Issuance (as defined in the Rule) at a price that is less than the Minimum Price (as defined in the Rule).

Under Cayman Islands law, the Company’s practice of following the provisions of the laws of the Cayman Islands in lieu of the Rule is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company’s memorandum and articles of association. Based upon our review of the amended and restated memorandum and articles of association of the Company as adopted by the special resolutions of the Company passed on 12 November 2024 and with effect on 14 November 2024 (the “Memorandum and Articles”), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirements, unless specifically required by the Rule.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully
/s/ Ogier
Ogier

Ogier
Providing advice on British Virgin Islands,
Cayman Islands and Guernsey laws
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